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Martin Dozier	Direct Dial: 404-881-4932	Email: martin.dozier@alston.com

May 9, 2023

VIA EDGAR

Valerie J. Lithotomos

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street NE Washington, DC 20549

Re:	AOG Institutional Diversified Fund (File No. 811-23764)

Dear Ms. Lithotomos:

This letter sets forth the response of our client, AOG Institutional Diversified Fund (the “Fund”) to the comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) via teleconference on April 27, 2023, regarding the preliminary proxy statement (the “Proxy Statement”) which was publicly filed on April 17, 2023. For convenience of reference, this response letter includes the comments issued by the Staff during the April 27, 2023 teleconference.

The Issuer’s responses to the Staff’s comments are set out in the order in which the comments were set out and are numbered accordingly.

1.                   Comment: Is the statement that “the Fund has adopted a fundamental policy to offer to repurchase not less than 5% and not more than 25% of the Fund’s outstanding common stock at net asset value once every twelve (12) months” correct?

Response: The Issuer undertakes to revise this statement as follows in the definitive proxy statement:

“First, the Board has approved, subject to Shareholder approval, a new fundamental investment policy under which the Fund will periodically offer to repurchase Fund shares. Pursuant to Rule 23c-3 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), the Fund is proposing to adopt ~~has adopted~~ a fundamental policy to offer to repurchase not less than 5% and not more than 25% of the Fund’s outstanding common stock at net asset value once every twelve (12) months.”

2.                   Comment: Under the heading titled “Q. Why does AOG recommend changing to an interval fund rather than continuing to operate as a tender offer fund?” please disclose how many times per year the Fund anticipates making tender offers under its current structure.

Alston & Bird LLP	www.alston.com

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Ms. Valerie J. Lithotomos May 9, 2023 Page 2

Response: The Issuer undertakes to disclose the anticipated frequency of tender offers under its current structure in the definitive proxy statement.

3.                   Comment: Under the heading titled “Q. Why is AOG recommending the approval of the New Advisory Agreement?” please clarify what will happen to the Master Fund.

Response: The Issuer undertakes to disclose the proposed plan for the Master Fund in the definitive proxy statement.

4.                   Comment: In the first paragraph under the heading titled “Background and Reasons” on page 3 of the proxy statement, please clarify that the Fund is currently permitted to conduct up to two tender offers per year and under the proposed policy will conduct only one.

Response: The Issuer undertakes to include the requested disclosure in the definitive proxy statement.

5.                   Comment: In the last sentence of the second paragraph under the heading titled “Background and Reasons” on page 3 of the proxy statement, please confirm if the reference to “quarterly redemption” is correct.

Response: The reference to “quarterly redemption” is incorrect. The Issuer undertakes to change this reference to “annual redemption” in the definitive proxy statement.

6.                   Comment: Under the heading titled “Risks Related to the Approval of Proposal 1” on page 6 of the proxy statement, please discuss the risk of reduced liquidity.

Response: The Issuer undertakes to discuss the risk of reduced liquidity in the definitive proxy statement.

7.                   Comment: Is the following sentence on page 6 of the proxy statement correct? If not, please revise and clarify.

“Shareholder have no rights to redeem or transfer their shares, other than limited rights of a Shareholder’s descendants to redeem shares in the event of such Shareholder’s death pursuant to certain conditions and restrictions.”

Response: The Issuer undertakes to revise the above-referenced sentence in the definitive proxy statement as follows:

Other than the Mandatory Repurchase, shareholders do not have the right ~~have no rights~~ to have their shares redeemed by the Fund or to transfer or exchange their shares, other than limited rights of a Shareholder’s descendants to redeem shares in the event of such Shareholder’s death pursuant to certain conditions and restrictions.”

8.                   Comment: In the last sentence of the second paragraph under the heading titled “Risks Related to the Approval of Proposal 1” on pages 6-7 of the proxy statement, please clarify that the Fund has an auction feature.

Response: The Issuer undertakes to clarify that the Fund has an auction feature in the definitive proxy statement.

Ms. Valerie J. Lithotomos May 9, 2023 Page 3

9.                   Comment: Under the heading titled “Existing Advisory Agreement” on page 8 of the proxy statement, please add the year that the Existing Advisory Agreement was approved by shareholders of the Fund.

Response: The Issuer undertakes to add the year that the Existing Advisory Agreement was approved by shareholders of the Fund in the definitive proxy statement.

10.               Comment: Please confirm that the advisor does not advise any other funds with a similar investment strategy as the Fund.

Response: The Issuer confirms that Alpha Omega Group, Inc. dba AOG Wealth Management, the Fund’s investment adviser, does not advise any other funds with a similar investment strategy as the Fund.

11.               Comment: Please ensure that any board considerations adverse to the proposal are also disclosed and fairly described.

Response: The Issuer undertakes to revise the above-referenced sentence in the definitive proxy statement as follows, following the factor captioned “Benefits Derived from the Relationship with the Fund:”

“In addition to the above factors, the Board also discussed certain considerations adverse to the proposal, including the time and expense associated with conducting a proxy solicitation among investors for the various proposals; the uncertainty of obtaining the requisite vote to approve the proposals; the confusion the proposals might cause investors following the 2022 proposal to amend and restate the investment management agreement; the uncertainty regarding the outcome of the proposals and the impact on the Fund’s capital raising efforts; the attention and time that the proposals would require from the personnel of the Adviser which would potentially distract from investment management duties; and the competition among interval funds if the proposals were adopted and the Fund began to compete with other interval funds.”

12.               Comment: The following sentence on page 13 of the proxy statement under the heading titled “Trustee Independence” is not accurate. Please revise or remove this sentence.

“The Investment Company Act rules require that the Board consists of at least a majority of persons who are not “interested persons,” as defined in the Investment Company Act (each, an “Independent Trustee”).

Response:       The Issuer undertakes to remove the above-referenced sentence in the definitive proxy statement.

13.               Comment: Please include the information required by Item 22(b)(1), (3), and (4) for the current trustees, as well as the nominee.

Response:       The Issuer undertakes to include the information required by Rule 22(b)(1), (3), and (4) for the current trustees, as well as the nominee, in the definitive proxy statement.

14.               Comment: Under the heading titled “Board Responsibilities” on page 17 of the proxy statement, please state the total number of meetings of the board of trustees, which were held during the prior year, as required by Item 22(b)(15).

Ms. Valerie J. Lithotomos May 9, 2023 Page 4

Response: The Issuer undertakes to state the total number of meetings of the board of trustees, which were held during the prior year, in the definitive proxy statement.

15.               Comment: Under the heading titled “Compensation of Trustees” on page 19 of the proxy statement, please include each of the three highest paid officers of the Fund that have received aggregate compensation in excess of $60,000, as required by Item 22(b)(13). If the Fund does not pay compensation to its officers, please state this information.

Response: The Issuer respectfully directs the Staff to the disclosure on pg. 20 of the Proxy Statement, which states “No compensation is paid to the interested Trustees or the officers of the Fund.” (emphasis added).

16.               Comment: Under the heading titled “Independent Registered Public Accountant” on page 20 of the proxy statement, please include the information required by Item 9(c) for the auditor.

Response: The Issuer undertakes to include the information required by Item 9(c) in the definitive proxy statement.

17.               Comment: If the Fund plans to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement and annual report addressed to those stockholders (“householding”), please include disclosure required by Item 23.

Response: The Issuer undertakes to include the following disclosure in the definitive proxy statement:

“Householding of Proxy Materials

The Commission has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement and annual report addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.

Please note that only one proxy statement or annual report may be delivered to two or more stockholders who share an address, unless the Fund has received instructions to the contrary. To request a separate copy of this proxy statement or annual report or for instructions as to how to request a separate copy of this document or annual report or as to how to request a single copy if multiple copies of this document or annual report are received, stockholders should contact the Fund at the address and phone number set forth below.

Requests should be directed to AOG Institutional Diversified Fund, 11911 Freedom Drive, Suite 730, Reston, VA 20190 (telephone number: 703-757-8020). Copies of these documents may also be accessed electronically by means of the Commission’s home page on the Internet at www.sec.gov.”

Ms. Valerie J. Lithotomos May 9, 2023 Page 5

18.               Comment: Please include a proxy card with your response.

Response: Please see the enclosed proxy card. The Issuer has also attached the proxy card to the definitive proxy statement.

If you have any further questions or comments, please do not hesitate to contact me at (404) 881-4932.

Sincerely,

Martin Dozier

cc: Frederick Baerenz, President and Chief Executive Officer